UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________________________________________________________

FORM 6-K

 _____________________________________________________________________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: December 2015

_____________________________________________________________________________________________________
Commission File Number: 001- 36563

_____________________________________________________________________________________________________

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

_____________________________________________________________________________________________________

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven),
Grand Duchy of Luxembourg
(Address of principal executive offices)

_____________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

_____________________________________________________________________________________________________

_____________________________________________________________________________________________________

Explanatory Note
On December 18th 2015, Orion Carbons S.A. corrected its earlier press release of the same day by clarifying that the adjusted EBITDA guidance for the full year 2015 is EUR205 million - EUR210 million. The earlier release on December 18th 2015 had incorrectly expressed the 2015 full year guidance in US dollars. A copy of the corrected press release is attached as Exhibit 99.1 hereto.

_____________________________________________________________________________________________________

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.

By:	/s/ Charles Herlinger
	Name:	Charles Herlinger

	Title:	Chief Financial Officer
Date: December 18, 2015

_____________________________________________________________________________________________________

EXHIBIT INDEX

Exhibit No.	Description

99.1	Corrected press release of Orion Engineered Carbons S.A., dated December 18, 2015